Schedule 13D

                  UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C. 20549

                   SCHEDULE 13D

     Under the Securities Exchange Act of 1934


NEW YORK NETWORKS, INC.
(formerly Jubilee Acquisition Corporation)
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(Name of Issuer)

COMMON STOCK
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(Title of Class of Securities)

64966U 10 1
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(CUSIP Number)

David E. Walsh, President
New York Networks, Inc.
3663 East Sunset Road, #104
Las Vegas, Nevada 89102
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(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

August 30, 2002
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f)
or Rule 13d-1(g), check the following box.   [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                   Schedule 13D

CUSIP No.         Page ____ of _____ Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

     David E. Walsh
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2.  Check the Appropriate Box if a Member of a Group (See
      Instructions)
          (a) [   ]
          (b) [   ]
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3    SEC Use Only
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4    Source of Funds (See Instructions)

     OO (exchange of stock)
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5    Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)      [    ]
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6    Citizenship or Place of Organization         USA
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     Number of Shares Beneficially Owned by Each
         Reporting Person

7    Sole Voting Power             42,795,000

8    Shared Voting Power           0

9    Sole Dispositive Power        42,795,000

10   Shared Dispositive Power      0
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11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                    42,795,000
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12   Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
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13   Percent of Class Represented by Amount in Row (11)

                                   100%
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14   Type of Reporting Person (See Instructions)

                                    IN



CUSIP No.  64966U 10 1              Page ____ of _____ Pages


ITEM 1.  SECURITY AND ISSUER

(a) Name and address of principal executive officers of the Issuer

     David E. Walsh, President
     New York Networks, Inc.
     3663 East Sunset Boulevard, #104
     Las Vegas, Nevada 89120

(b) Title and class of equity securities:

     Common stock

ITEM  2.   IDENTITY AND BACKGROUND

(a)       Name:     David E. Walsh

(b)       Residence or business address:
              3663 East Sunset Boulevard, #104,
              Las Vegas, Nevada 89120

(c)       Present principal occupation or employment:
              President,
              New York Networks, Inc.

(d)       Criminal Proceedings within the past five years.

              None

(e)       Civil Proceedings within the past five years.

              None

(f)       Citizenship:   U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares were issued to David E. Walsh in exchange for all the outstanding shares of New York Network, Inc., a Nevada corporation owned by him.

ITEM 4.  PURPOSE OF TRANSACTION

The purpose of the exchange of shares was to effect a change in control of the issuer with a resultant change in the board of directors and officers of the issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Aggregate number and percentage of securities: there were 43,045,000 outstanding shares of the issuer's common stock of which 99.42% is owned by David E. Walsh.

(b) Power to vote and dispose: David E. Walsh has sole power to vote and dispose of 42,795,000 shares of the issuer's common stock.

(c) Transactions within past 60 days: None other than the issuance of 42,795,000 shares to David E. Walsh in exchange for shares of New York Network, Inc., Nevada.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
     RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None
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                      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


By: /s/ David E. Walsh

Date  November 3, 2002

Name/Title   President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).